FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 2, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 3, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release
Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0) 3-5561-2616
Date: August 2, 2004
URL: http://www.komatsu.com/

Regarding the Determination of the Exercise Price of Stock Options

(Stock Acquisition Rights (Shinkabu-Yoyaku-Ken))

Komatsu Ltd. (the “Company”) hereby makes the following announcement: the Exercise Price of the stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights”) and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the board of directors held on June 25, 2004.

1.	Issue Date of Stock Acquisition Rights:

August 2, 2004

2.	Total Number of Stock Acquisition Rights to be Issued:

1,430 stock acquisition rights

(1,000 shares per stock acquisition right)

3.	Type / Number of Shares under Stock Acquisition Rights:

1,430,000 shares of the Company’s common stock

4.	Amount to be Paid upon the Exercise of Stock Acquisition Rights:

Amount to be paid upon exercise of each stock acquisition right:

673,000 yen

Paid-in amount of each share to be issued upon the exercise of the stock acquisition rights (the “Exercise Price”): 673 yen

5.	Total Amount of Issue Value of the Shares to be Issued by the Exercise of the Stock Acquisition Rights:

962,390,000 yen

6.	Amount of Money to be Capitalized from the Issue Value of each Common Stock of the Company that will be Issued by the Exercise of the Stock Acquisition Rights:

337 yen per share

*(1)	Date of the resolution of the board of directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 135th Annual General Meeting of Shareholders: May 7, 2004
*(2)	Date of the resolution of shareholders at the 135th Annual General Meeting of shareholders approving the issuance of the Stock Acquisition Rights: June 25, 2004

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